3

10025661

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The GMS Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 North Regent Street – Suite 513
(No. and Street)

Livingston (City) NJ (State) 07039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jerry Korn (973) 548-2584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Paul Konsig and Jerry Korn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The GMS Group, L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Signature

CFO

Title

Notary Public

D. K. ALVEY
MY COMMISSION # DD 941376
EXPIRES: January 8, 2014
Bonded Thru Budget Notary Services

MARIE J. PALMIERI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 17, 2010
I.D. #2072814

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The GMS Group, LLC
(A Wholly Owned Subsidiary of GMS Group Holdings Corp.)
Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 450,024
Securities owned, at fair value	57,711,039
Interest receivable	818,887
Notes receivable	497,256
Furniture and equipment, net of accumulated depreciation of $1,023,585	141,416
Employee loans and advances	124,763
Prepaid expenses	709,405
Other assets	431,913
Total assets	**$ 60,884,703**
Liabilities and Member's Equity	
Liabilities	
Payable to clearing broker	$ 6,792,356
Securities sold, not yet purchased, at fair value	7,270,719
Accrued compensation	7,904,556
Accounts payable and other liabilities	2,845,847
Due to affiliates	38,542
Total liabilities	24,852,020
Commitments and Contingencies	
Member's equity	36,032,683
Total liabilities and member's equity	**$ 60,884,703**

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

The GMS Group, LLC (the "Company") is a wholly owned subsidiary of GMS Group Holdings Corp. ("Holdings"). The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in buying, selling and underwriting municipal securities.

The Company clears all of its securities transactions through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker") on a fully-disclosed basis. The payable to the Clearing Broker primarily represents amounts due in connection with the financing of proprietary positions. The Clearing Broker is the primary source of short-term financing for the Company, which is collateralized by the securities inventory of the Company. The securities inventory is held and may be pledged by the Clearing Broker. The Company is responsible for payment of certain customer account debit balances, as defined in the clearance agreement.

The Company transacts its business with customers located throughout the United States of America.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis. Commissions and related expenses are also recorded on a trade date basis. Underwriting and investment banking revenues are recorded when the underwriting is reasonably expected to be complete, income is reasonably determinable and collectibility is reasonably assured.

Securities Owned

Securities owned, and securities sold, not yet purchased, are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management. The resulting unrealized gains and losses are included in principal transaction revenue.

Furniture, Equipment and Depreciation
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is computed using the straight-line basis over the estimated useful lives of the related assets which range from five to seven years. Maintenance and repair costs are expensed as incurred.

Income Taxes
The Company is organized as a limited liability company and has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal income taxes is required in the Company's financial statements for the year ended December 31, 2009. State income taxes are reported for states that do not recognize limited liability status and accordingly, a provision for state income taxes is reflected in the Company's financial statements.

Advertising Costs
Advertising costs are charged to expense as incurred.

3. Securities Owned, and Securities Sold, Not Yet Purchased

At December 31, 2009, securities owned, and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Owned	Sold, not yet purchased
State and municipal obligations	$ 48,673,450	$ 285,977
U.S. Government obligations	198,934	58,485
Corporate stocks	202,865	-
Corporate and other debt	8,635,790	6,926,257
	$ 57,711,039	$ 7,270,719

4. Property and Equipment, Net

Property and equipment consists of the following:

Furniture	$ 260,714
Equipment	904,287
	1,165,001
Accumulated depreciation	(1,023,585)
	$ 141,416

5. Notes Receivable

The Company provides financing to selected projects based on signed agreements. These notes receivable bear annual interest at rates ranging from 5% to 11%, and have various maturity dates. At December 31, 2009, interest accrued on these notes amounted to $9,049 and is included in notes receivable.

The notes mature as follows:

Year Ending December 31,	Amount
2010	$ 6,784
2011	490,472
	$ 497,256

6. Related Party Transactions

The Company makes non-interest bearing advances to employees. At December 31, 2009, the Company had $124,763 of loans and advances to employees.

At December 31 2009, the Company has a payable to an affiliate in the amount of $38,542.

The Company provides loans to certain employees who meet certain sales thresholds. The loans are due one year from date of issuance and are forgiven on the due date if the employee is currently employed by the Company, or if the employee has become disabled or has died.

7. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company (a) has been named as defendant or co-defendant in a number of lawsuits, including arbitration proceedings, some of which involve claims for damages in substantial or unspecified amounts and (b) are the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management based on information provided by outside legal counsel, the outcome of these matters is not expected to have a material adverse effect on the Company's financial condition.

Included in accounts payable and other liabilities on the balance sheet as of December 31, 2009 is $1,835,000 as a reserve for pending litigation.

Leases

The Company occupies office space and uses equipment under various noncancelable operating leases, some of which are subject to escalation charges based on increases in real estate taxes and other operating expenses, expiring at various dates through 2019. Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2010	$ 984,438
2011	685,585
2012	556,718
2013	575,657
2014	425,131
Thereafter	1,175,251
	$ 4,402,780

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 of the SEC, which require a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital at the greater of $250,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2009, the Company had net capital of $29,243,543, as defined, which exceeded its required net capital of $711,341 by $28,532,202. At December 31, 2009, the Company had aggregate indebtedness of $10,670,112. The ratio of aggregate indebtedness to net capital was 0.36 to 1.

9. Fair Value of Financial Instruments

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels are explained below:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Pricing inputs are other than used in Level 1 which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2009.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$48,673,450	$26,149,223	$22,019,227	$505,000
U.S. Government obligations	Asset	198,934	198,934	-	-
Corporate stocks	Asset	202,865	31,450	171,415	-
Corporate and other debt	Asset	8,635,790	8,607,658	28,132	-
Total owned	Asset	$57,711,039	$34,987,265	$22,218,774	$505,000

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Liability	$ 285,977	$ 285,977	$ -	$ -
U.S. Government obligations	Liability	58,485	58,485	-	-
Corporate stocks	Liability	-	-	-	-
Corporate and other debt	Liability	6,926,257	6,926,257	-	-
Total sold, not yet purchased	Liability	$7,270,719	$7,270,719	$ -	$ -

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3).

	Total	State and municipal obligations
Beginning balance, December 31, 2008	$1,127,250	$1,127,250
Unrealized gains and (losses) related to assets held at year-end	(595,122)	(595,122)
Realized gains and (losses) related to assets held at year-end	(30,028)	(30,028)
Purchases, issuances, and settlements	2,900	2,900
Transfers in/out of Level 3	-	-
Ending balance, December 31, 2009	$ 505,000	$ 505,000

10. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company matches certain employee contributions up to 50% of the first 10% of the employee's salary deferral contributed to the plan. The total Company match amounted to $52,154 for 2009.

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer, contra-party, and/or clearing broker is unable to fulfill its obligations.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These financial instruments include securities sold, not yet purchased, which represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation may exceed the amount recognized in the accompanying statement of financial condition.

The Company's trading activities include the purchase and sale of commodities futures. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The U.S. economy has experienced a significant contraction and may see further deterioration. The uncertain financial market could adversely affect the Company's business. The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

12. Subsequent Events

The Company has evaluated events that have occurred through February 24, 2010, the date which the financial statement was available for issuance.

During January 2010, the Company made forgivable loans to employees amounting to approximately $1,608,000.

During January 2010, the Company made a distribution to its sole member in the amount of $1,168,500.

The Company's Statement of Financial Condition as of December 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Members
The GMS Group, LLC

We have audited the accompanying statement of financial condition of The GMS Group, LLC (the "Company") as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The GMS Group, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 24, 2010

THE GMS GROUP
5N Regent Street, Suite 513 ■ Livingston, New Jersey 07039

****

Statement of Financial Condition

December 31, 2009

****

973.535.5000 ■ 800.453.6230 ■ Fax 973.535.6304 ■ Member NASD and SIPC
When You Think Tax Free... Think GMS